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                                  EXHIBIT 99.2



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                                 DESCRIPTION OF
                            INSTEEL INDUSTRIES, INC.
                           DIRECTOR COMPENSATION PLAN

         The Board of Directors has approved, subject, in part, to shareholder approval, that the Insteel Industries, Inc. Director Compensation Plan be adopted, effective February 3, 1998. The plan provides for the remuneration of nonemployee directors for their service on the Board, as summarized below.

ANNUAL RETAINER AWARD

         Under the plan, an annual retainer award will be paid to nonemployee directors for service on the Board of Directors. The amount of the annual retainer award for each director will be determined before (or as soon as practicable following) the start of the retainer year by the Board (subject to certain limitations, discussed below), and the amount of annual retainer awards may vary from year to year. The retainer year will begin on the date of the Annual Meeting of Shareholders at which directors are elected and end on the date of the next following Annual Meeting of Shareholders at which directors are elected. The retainer award may be paid in cash or in shares of Common Stock of the Company, or a combination of cash and Common Stock, as determined by the Board.

         The designated cash portion of the retainer will be paid in equal quarterly installments on or about March 31, June 30, September 30 and December
31. The designated stock portion of the retainer will be paid at the annual meeting of the Board of Directors following the Annual Meeting of Shareholders at which directors are elected. Each director's annual stock award will equal the number of shares of Common Stock that have a fair market value equal (or as close as possible) to the dollar value of the annual retainer award that has been denominated in Common Stock. The fair market value will be determined as of the close of business on the last trading day of the previous calendar year. Nonemployee directors who are elected or appointed during a retainer year will also be eligible for annual retainer awards as determined in the Board's discretion, subject to plan terms. Unless otherwise provided by the Board in connection with a grant of an award, each annual retainer award granted under the plan shall be fully vested as of the date of grant of the award, except that no director shall be entitled to any cash award quarterly installment payable after the effective date of his or her resignation or removal as a director.

         The Board has determined that the annual retainer award for each nonemployee director for the retainer year commencing at the 1998 Annual Meeting of Shareholders will be $4,800 and that this amount will be payable in cash only (subject to adjustment by the Board in accordance with the plan). Pursuant to the plan, the Board has authority to increase or otherwise adjust the amount of an annual retainer award, including the amounts of each award payable in cash and in stock, from year to year, subject, however, to the limitation that no more than 50,000 newly issued shares will be available for distribution under the plan. Shares distributed under the plan may be such newly issued shares or shares acquired by open market or private purchases.

ADMINISTRATION

         The plan will be administered by the Board of Directors, or upon its delegation, by the Executive Committee of the Board. The plan may be amended, suspended or terminated at any time by the Board, provided that (i) the consent of a participant is necessary if any such action would adversely affect the director's rights with respect to awards or fees previously earned, and (ii) shareholder approval is required of an amendment only if required by applicable laws, rules or regulations.

EFFECT ON DIRECTORS STOCK OPTION PLAN

         Stock Options will continue to be granted to nonemployee directors as specified in the 1994 Directors Stock Option Plan of Insteel Industries, Inc. Under this plan, non-employee directors annually receive options to purchase 2,000 shares of Common Stock of the Company.




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RESTRICTED STATUS OF SHARES

         Resale by the directors of the shares distributed to them under the plan will be subject to Rule 144 under the Securities Act of 1933, as amended. Under that Rule, directors holding shares issued pursuant to the plan may not resell such shares on the open market for a period of one year after issuance, unless the issuance of the shares under the plan is registered by the Company with the Securities and Exchange Commission. After such one-year period, the shares may be sold, as long as the Company is current with its periodic reporting filings with the Commission and the director complies with certain other regulatory matters in connection with the sale. If the issuance of the shares under the plan is registered with the Commission, directors of the Company, as "affiliates" of the Company, will nevertheless be required to comply with Rule 144 in connection with any resale of such shares, except that the one year holding period requirement of the Rule will not apply.

SHAREHOLDER APPROVAL FOR STOCK ISSUANCE

         The rules of the New York Stock Exchange, on which the shares of Common Stock are listed, require shareholder approval of the issuance of Common Stock under the Plan. The Board of Directors believes that stock ownership by directors should be encouraged and that it is in the best interests of the Company to establish director compensation programs that are competitive with other companies in order to attract the most qualified individuals for service on the Board. For these reasons, the Board recommends that shareholders approve this plan. The plan, coupled with the director stock option plans described elsewhere in this Proxy Statement, will increase ownership of the Company's stock by non-employee directors, will enhance their interest in the affairs of the Company and will reward their service with potential increased value.

         The shares covered by the plan will be listed on the New York Stock Exchange subject to notice of issuance in accordance with the plan. Since the shares will be issued as partial compensation, they will be fully paid when issued.